Equinox Gold and Calibre Mining Complete Business Combination

June 17, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold") and Calibre Mining Corp. (TSX: CXB) (OTCQX: CXBMF) ("Calibre") are pleased to announce successful completion of the previously announced business combination pursuant to which Equinox Gold has acquired all of the issued and outstanding common shares of Calibre (the "Calibre Shares") pursuant to a court-approved plan of arrangement (the "Transaction").

The Transaction has created an Americas-focused diversified gold producer with a portfolio of mines in five countries anchored by two high-quality, long-life, Canadian gold mines: the Greenstone Gold Mine ("Greenstone") in Ontario and the Valentine Gold Mine ("Valentine") in Newfoundland & Labrador. Valentine is in the final stages of construction and plant commissioning, with first gold expected by the end of Q3 2025. With Greenstone and Valentine at nameplate capacity, Equinox Gold will become the second largest gold producer in Canada.

Ross Beaty, Chair of the Equinox Gold Board of Directors, commented: "On behalf of the entire Equinox Gold team, I extend our sincere thanks to outgoing directors Gordon Campbell and Dr. Sally Eyre, Doug Reddy, outgoing Chief Operating Officer, and Scott Heffernan, outgoing Executive Vice President Exploration, for their valuable contributions to Equinox Gold over the last several years.

"I am also pleased to announce the appointments of Blayne Johnson, Doug Forster, Omaya Elguindi and Mike Vint, former directors of Calibre, to the Board of Directors of Equinox Gold, effective immediately, with Lenard Boggio, Maryse Bélanger, Trudy Curran, Marshall Koval, Greg Smith and myself remaining as directors.

"The combined company will be led by Greg Smith, Chief Executive Officer and Director, Darren Hall, President and Chief Operating Officer, and Peter Hardie, Chief Financial Officer.

"This merger represents a transformative step forward for both Equinox Gold and Calibre, bringing together two complementary companies with strong production, growth potential, and the operational expertise to generate significant long-term value for our shareholders and stakeholders."

Blayne Johnson, Chair of the Calibre Mining Board of Directors, commented: "On behalf of the entire Calibre team, I would like to extend my sincere thanks to outgoing directors Ed Farrauto, Paula Caldwell St-Onge, Sian Tasaka and Audra Walsh for their dedicated service and their important contributions to delivering meaningful value for our shareholders. I also want to acknowledge and thank all Calibre employees for their ongoing commitment and hard work. The successful completion of this merger marks a pivotal milestone, providing a robust platform for increased gold production and long-term value creation. By combining the assets and leadership of two strong Canadian companies, Equinox Gold is now better positioned to enhance its scale, resilience, and growth trajectory, backed by a leadership team with a proven track record of success for shareholders."

Equinox Gold intends to cause Calibre to (i) delist the Calibre Shares from the Toronto Stock Exchange, (ii) apply to cease to be a reporting issuer and (iii) otherwise terminate its public company reporting requirements as soon as possible.

Calibre Shares held in online trading accounts or in brokerage accounts will update automatically to reflect the receipt of Equinox Gold shares, generally within two weeks of closing. Calibre shareholders who hold physical share certificates or DRS Statements must submit a Letter of Transmittal to Equinox Gold's transfer agent, Computershare Investor Services Inc., to receive their Equinox Gold shares. Additional information regarding the process of receiving Equinox Gold shares is available on Equinox Gold's website at www.equinoxgold.com or by emailing ir@equinoxgold.com.

Equinox Gold Corp. Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

BMO Capital Markets and GenCap Mining Advisory acted as financial advisors to Equinox Gold for the Transaction. Blake, Cassels & Graydon LLP acted as Canadian legal advisor to Equinox Gold.

Trinity Advisors Corporation, Canaccord Genuity Corp., National Bank Financial and Scotiabank acted as financial advisors to Calibre for the Transaction. Cassels Brock & Blackwell LLP acted as Canadian legal advisor to Calibre.

About Equinox Gold Corp.

Equinox Gold (TSX: EQX) (NYSE American: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence, and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

For further information, please contact:

Ryan King

Senior Vice President, Capital Markets and Strategy

T: 778.998.3700

E: ir@equinoxgold.com

W: www.equinoxgold.com

Rhylin Bailie
Vice President, Investor Relations

T: 604.260.0516
E: ir@equinoxgold.com

W: www.equinoxgold.com

Cautionary Note Regarding Forward-looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). All statements except statements of historical fact may be Forward-looking Information. Forward-looking information in this news release includes: Equinox Gold and Calibre's beliefs and expectations regarding the benefits of the Transaction and the attributes of Equinox Gold post-Transaction; the strategic vision for Equinox Gold, and expectations regarding exploration potential, production capabilities, future financial or operating performance, investment returns and share price performance; expectations for completing construction and commissioning, and timing for first gold pour at Valentine; expectations for future operating performance at Valentine and Greenstone; and expectations for future success of the combined management team. Forward-looking Information is generally identified by the use of words like "will", "expect", "enhance", "intend", "generate", "growth", "transform", "offers", "clear path", "potential", "become", "increase", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Equinox Gold believes that the expectations reflected in the Forward-looking Information are reasonable, but undue reliance should not be placed on Forward-looking Information since no assurance can be provided that such expectations will prove to be correct. Forward-looking information is based on Equinox Gold's current expectations for future events and these assumptions include: the ability to successfully combine the assets and teams of Equinox Gold and Calibre; the ability to meet exploration, production, cost and development goals, including completion of Valentine construction, initial gold pour and the operational performance of both Valentine and Greenstone; gold prices remaining as estimated; no unplanned delays or interruptions; ore grades and recoveries remain consistent with expectations; expectations regarding the financial impact of tariffs; existing assets are retained and continue to produce at current rates; expectations for the impact of macroeconomic factors on the Company's operations, share price performance and gold price; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the accuracy of Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone. Forward-looking Information is based on information available at the time those statements are made and/or good faith belief of the officers and directors of Equinox Gold as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the Forward-looking Information.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include, without limitation, risks relating to: changes in the gold price; Canadian and United States sanctions on Equinox Gold's Nicaraguan operations; the financial impact that tariffs placed on Canada or Mexico by the United States and risks related to retaliatory tariffs placed on the United States by either Canada or Mexico; new members of management and the board of Equinox Gold; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fire and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; relationships with, and claims by, local communities and Indigenous populations; Equinox Gold's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining laws, and the factors identified in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section titled "Risk Factors" in Calibre's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information is designed to help readers understand Equinox Gold's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Equinox Gold updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to that or other Forward-looking Information. All Forward-Looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.